September 8, 2010
Via EDGAR and Hand Delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Linda Cvrkel

Re:	Lions Gate Entertainment Corp. Form 10-K for the fiscal year ended March 31, 2010 Filed June 1, 2010
File No. 001-14880
Ladies and Gentlemen:
     We respectfully submit below the response of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate,” the “Company,” “we,” “us” or “our”), to the additional comment of the United States Securities and Exchange Commission (the “Commission”) staff (the “Staff”) contained in your letter dated August 30, 2010. For your convenience, we have included your original comment, immediately followed by our response. Along with its EDGAR-filed copy, Lions Gate is concurrently delivering a courtesy hard copy of its response to the Commission.
Note 22. Subsequent Events
Comment 1: We note from the disclosure included in Note 22 that on July 20, 2010, the Company entered into a refinancing agreement to exchange approximately $36.0 million in aggregate principal amount of the February 2005 3.625% Notes and approximately $63.7 million in aggregate principal amount of the October 2004 2.9375% Notes for equal principal amounts, respectively of new 3.625% Convertible Subordinated Notes due 2027 and new 2.9375% convertible Senior Subordinated Notes due 2026. We also note that the new notes took effect immediately and all terms were identical to the February 2005 3.625% Notes and the October 2004 2.9375% Notes except that the New Notes had an extended maturity date, extended put rights by two years and were immediately convertible at an initial conversion rate of 161.2903 common shares of the Company per $1,000 principal amount of the New Notes. We further note that on July 20, 2010, the New Notes were converted into 16,236,305 shares of the Company. Please tell us and revise the notes to the Company’s financial statements in future filings to explain how the Company accounted for the exchange transaction and the related conversion of the new notes issued into shares of the company’s common stock. As it appears that the conversion price of the new notes issued in the exchange transaction had a lower conversion price than the original notes that they replaced, it appears that the transaction should be accounted for as an induced conversion pursuant to the guidance in ASC 470-20-40-26.
Response:
Our analysis of the transaction is consistent with the Staff’s observation that the transaction is to be accounted for pursuant to the guidance in ASC 470-20-40-26. Specifically, we estimate that we will record a net loss of approximately $14.5 million in our second quarter ending September 30, 2010, representing the excess of the fair value of our common stock issuable pursuant to the conversion terms of the new notes over the fair value of our common stock issuable pursuant to the conversion terms of the old notes partially offset by the impact of applying the settlement accounting pursuant to ASC 470-20-40-20 as required by ASC 470-20-40-26.
We also confirm that our quarterly report on Form 10-Q for the quarter ended September 30, 2010 will include disclosure of the loss amount and an explanation of how we accounted for the exchange transaction and related conversion of the new notes issued into shares of the Company’s common stock.
The disclosure will include a description of the transaction similar to that contained in our subsequent events footnote (Note 22) in our June 30, 2010 quarterly report on Form 10-Q. The disclosure will indicate that as a result of the July 20, 2010 exchange transaction and related conversion, the Company recognized a non cash loss of approximately $14.5 million, which includes the write-off of $0.6 million of unamortized deferred financing costs, an increase to common shares equity of $106.0 million and reduction in the carrying amount of the old notes of approximately $92.1 million. The explanation will indicate that the net loss recognized represented the excess of the fair value of our common stock issuable pursuant to the conversion terms contained in the new notes as compared to the fair value of our common stock issuable pursuant to the conversion terms of the old notes, partially offset by the gain associated with the extinguishment of debt representing the excess of the carrying amount of the debt extinguished over the fair value of our common stock issuable pursuant to the conversion terms of the old notes.
We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at 310-255-3996.

Sincerely,
/s/ James Keegan
James Keegan
Chief Financial Officer

cc:	Jon Feltheimer Wayne Levin, Esq. Adrian Kuzycz, Esq. David J. Johnson, Jr., Esq.